Exhibit (a)(5)(iii)

EFiled: Jul 29 2008 10:50AM EDT Transaction ID 20834995 Case No. 3927-
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ALAMEDA COUNTY EMPLOYEES’	)
RETIREMENT ASSOCIATION, on Behalf of	)
Itself and all Others Similarly Situated,	)
)
Plaintiff,	)
	)	C.A. No. -
v.	)
)
GENENTECH, INC., WILLIAM M. BURNS,	)
ERICH HUNZIKER, JONATHAN K.C. KNOWLES,	)
ROCHE HOLDINGS, INC., and ROCHE	)
HOLDING, LTD.,	)
)
Defendants.	)
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff Alameda County Employees’ Retirement Association, by and through its undersigned counsel, upon knowledge as to itself and upon information and belief as to all other matters, alleges as follows:
NATURE OF THE ACTION
     1. Plaintiff is a holder of common stock of Genentech, Inc. (“Genentech” or the “Company”). Plaintiff brings this action individually and as a class action on behalf of all holders of Genentech’s common stock other than the defendants and their affiliates (the “Class”). Plaintiff seeks declaratory, injunctive and other equitable relief concerning the validity, interpretation and application of certain provisions of an affiliation agreement by and between Genentech and its majority stockholder, Roche Holdings, Inc. (“Roche”) dated July 22, 1999, as amended (the “Affiliation Agreement”) and Genentech’s Amended and Restated Certificate of Incorporation, as amended (the “Restated Certificate”). Plaintiff seeks a determination that Roche may not invoke these contractual and charter provisions, particularly in effecting any acquisition of the minority shares of Genentech and that these provisions do not limit or eliminate the fiduciary duty of Roche and its designees to the Genentech Board or liability for breach of such duty. Plaintiff further seeks an expedited determination of the validity and effect of these provisions in light of Roche’s pending going-private plan to buy for $89 per share the shares of the Company’s common stock that Roche does not already own (the “Going-Private Plan”).
     2. Roche has announced that the Going-Private Plan will include approval of a majority of the minority shares. Section 4.02 of the Affiliation Agreement provides that a business combination between Roche and Genentech may be approved by a majority of the votes cast by minority shareholders but that no minority shareholder may vote more than 5% of the shares voting (the “Minority Vote Provision”). If the minority stockholders refuse to approve the merger, Roche can still proceed if the merger price is equal to or greater than the average of the means of the fair value ranges as determined by two Investment Banks (the “Banker Price Determination”). Moreover, in Section 4.05 of the Affiliation Agreement, Genentech agrees not to take and to cause its directors to take any action impeding or delaying the exercise by Roche of any of its rights under the Affiliation Agreement. Plaintiff seeks a declaration that Section 4.02 is invalid and unenforceable and does not give Roche any contractual right to effect a business combination with Genentech by complying with the terms of that provision and does not eliminate or reduce Roche’s fiduciary duty. Plaintiff also seeks a determination that the Minority Vote Provision violates 8 Del. C. § 212(a) and does not provide a meaningful minority vote on a business combination with Roche that would relieve Roche of its burden of proving entire fairness. Plaintiff also seeks a ruling that the Banker Price Determination and Section 4.05 violate 8 Del. C. §§ 141(a) and 251.

     3. Plaintiff also seeks a declaration that Articles 8 and 9 of Genentech’s Restated Certificate, which purport to permit Roche and its designees to the Genentech Board to usurp corporate opportunities and engage in interested transactions with no fiduciary duty or potential liability of any kind to Genentech and its stockholders, violate 8 Del. C. §§ 102(b)(7) and 144, Section 6.03 of the Restated Certificate and Delaware common law and are invalid and unenforceable. Plaintiff further seeks a declaration that these certificate provisions do not apply to any transaction in which Roche attempts to acquire the minority shares of Genentech and do not eliminate Roche’s fiduciary duty and potential liability for breach of fiduciary duty in connection with any such transaction.
     4. Plaintiff also seeks a determination that Roche owes a fiduciary duty in connection with the Going-Private Plan and has already breached that duty.
THE PARTIES
     5. Plaintiff Alameda County Employees’ Retirement Association (“Plaintiff”) is the owner of 177,000 shares of Genentech common stock, and has been the owner of such shares continuously since prior to the wrongs complained of herein.
     6. Defendant Genentech is a corporation duly existing and organized under the laws of Delaware, with its principal executive offices located at 1 DNA Way, South San Francisco, California 94080-4990. Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes medicines to treat patients with significant unmet medical needs.
     7. Defendant Roche Holding, Ltd. is a Switzerland-based pharmaceuticals and a diagnostics company. Roche Holding, Ltd. belongs to the Roche Group, which operates through various subsidiaries and associated companies located worldwide. Roche Holding, Ltd.’s principal place of business is located at Grenzacherstrasse 124, Basel, 4070, Switzerland.
     8. Defendant Roche is a wholly-owned subsidiary of Roche Holding, Ltd. Roche is a Delaware company with its principal place of business located at 1220 North Market St., Suite 334, Wilmington, Delaware 19801.
     9. Defendant William M. Burns (“Burns”) has served as a director of Genentech since 2004. Burns also currently serves as the Chief Executive Officer (“CEO”) of the Pharmaceuticals Division and Member of the Corporate Executive Committee of the Roche Group, an international healthcare company and affiliate of Roche. Pursuant to the Affiliation Agreement, Burns is a Board designee of Roche. As a Roche Designee (as defined below), Burns does not receive compensation from Genentech for his service on the Board.
     10. Defendant Erich Hunziker, Ph.D. (“Hunziker”) has served as a director of Genentech since 2004. Hunziker also currently serves as the Chief Financial Officer (“CFO”) and Deputy Head of the Corporate Executive Committee of the Roche Group. Pursuant to the Affiliation Agreement, Hunziker is a Board designee of Roche. As a Roche Designee, Hunziker does not receive compensation from Genentech for his service on the Board.
     11. Defendant Jonathan K.C. Knowles, Ph.D. (“Knowles”) has served as a director of Genentech since 1998. Knowles also currently serves as the Head of Global Research and Member of the corporate Executive Committee of the Roche Group. Pursuant to the Affiliation Agreement, Knowles is a Board designee of Roche. As a Roche Designee, Knowles does not receive compensation from Genentech for his service on the Board.
     12. Together, each of defendants Burns, Hunziker, and Knowles is referred to herein as a “Roche Designee,” and collectively as the “Roche Designees.” Each Roche Designee serves as a member of the six-person Compensation Committee of the Board (the “Compensation Committee”). According to the Company’s 2008 Annual Proxy Statement (the “2008 Proxy”), the Compensation Committee is responsible for establishing the compensation of the Company’s directors and officers. Furthermore, two of the Roche Designees — Burns and Hunziker — serve as members of the three-member Nominations Committee of the Board (the “Nominations Committee”). According to the 2008 Proxy, the Nominations Committee identifies, reviews, and recommends potential nominees to the Board and reviews potential nominees recommended by the stockholders. The 2008 Proxy specifically states that “[a]ll of our directors other than [the Roche Designees] are nominated by the Nominations Committee of the Board.” Because Genentech’s Chairman of the Board and Chief Executive, Arthur D. Levinson, Ph.D. is a Genentech officer (and was a Genentech officer when the Company was wholly owned by Roche), a majority of Genentech’s seven member board is not disinterested and independent.
FACTUAL ALLEGATIONS
Roche’s Control Over Genentech Through Stock Ownership
     13. In June 1999, the Company redeemed all of its callable putable common stock (the “Special Common Stock”) held by stockholders other than Roche for cash pursuant to a contractual obligation with Roche that gave Roche the right to require such a redemption (the “Redemption”). Upon completion of the Redemption, Roche’s ownership percentage of the Special Common Stock was 100%.
     14. On July 22, 1999, the Company and Roche entered into the Affiliation Agreement. During the time Roche owned 100% of the Company’s outstanding equity, Genentech amended its certificate of incorporation and entered into the Affiliation Agreement.

     15. In July and October of 1999 and March 2000, Roche completed public offerings of the Company’s common stock, and in January 2000, Roche completed an offering of its zero-coupon notes exchangeable for common stock held by Roche. At the conclusion of these public offerings in March 2000, Roche’s ownership of the Company’s common stock was 58.9%. As of December 31, 2007, Roche’s ownership of the Company’s common stock was 55.8%.
Roche’s Control over Genentech through the Affiliation Agreement
     16. Article 4 of the Affiliation Agreement contains various provisions relating to transactions involving Roche and Genentech, including Roche’s sale of its Genentech stock, business combinations and short-form mergers between Roche and Genentech and options for Roche to purchase Genentech stock. Through these provisions, Roche exerts substantial control over the Company.
     17. Section 4.02 of the Affiliation Agreement relates to “Business Combinations with Roche” and provides, in pertinent part:
Roche agrees to require, as a condition to consummation of any merger of the Company with Roche or an affiliate of Roche or a sale of all or substantially all of the assets of the Company to Roche or an affiliate of Roche, that (i) such merger or sale receive the favorable vote of a majority of the shares of Common Stock voted at any meeting or adjournment thereof not beneficially owned by Roche and its affiliates, provided that no PERSON (as such term is defined in Section 16(a) of the 1934 Act) or GROUP (as defined in Section 13(d) of the 1934 Act) shall be entitled to cast more than 5% of the votes cast at such meeting, or, in the event such a favorable vote is not obtained, (ii) the value of the consideration to be received by the holders of Common Stock other than Roche and its affiliates in connection with such merger or sale shall be equal to or greater than the average of the means of the ranges of fair values for the Common stock as determined by two Investment Banks.
     18. Section 4.03 of the Affiliation Agreement provides that either the vote provided for in Section 4.02(i) or the valuation provided for in Section 4.02(ii) shall be applied to a short-

form merger between Roche and Genentech. Section 4.05 of the Affiliation Agreement provides:
No Inconsistent Actions. The Company agrees not to take, and agrees to cause its directors to refrain from taking, any action which could impede or delay the exercise by Roche of any of its rights under this agreement.
     19. Particularly in light of Section 4.05 of the Affiliation Agreement and Articles 8 and 9 of the Restated Certificate, Section 4.02 of the Affiliation Agreement raises the specter that Roche has a right under that provision to effect a business combination with Genentech by simply complying with one of the procedures specified in Section 4.02. Indeed, in announcing the formation of a Special Committee to respond to Roche’s Going-Private Plan, Genentech recognized that Section 4.02 might be construed in such a manner. Genentech felt it necessary to state:
Neither Genentech nor the special committee has any obligation under the Affiliation Agreement between Genentech and Roche, or otherwise, to agree to a transaction. In addition, the Affiliation Agreement does not obligate Genentech or the special committee to agree to any specific process or any price based on valuation assessments provided by Investment Banks.
     20. The Wall Street Journal has noted that the Special Committee’s statement may be at odds with Genentech’s prior descriptions of Section 4.02. In opining that it was likely Roche will successfully complete its Going-Private Plan, one analyst observed that “there is clearly a specified method to obtain complete ownership.”
     21. Plaintiff seeks an interpretation of the Affiliation Agreement confirming that Section 4.02 does not give Roche any contractual right to effect a business combination by utilizing one of the processes described in that section and a declaration that compliance with Section 4.02 does not satisfy or lessen Roche’s fiduciary duty nor insulate Roche from potential liability to Genentech’s minority stockholders. Plaintiff also seeks a determination that the procedures described in Section 4.02 are ineffective, invalid and unenforceable.
     22. The processes described in Section 4.02 provide no effective protection to Genentech’s minority stockholders and are invalid and unenforceable. First, the Minority Vote Provision only contemplates a vote of a majority of the minority shares “voted” and not a majority of all outstanding minority shares. Moreover, the Minority Vote Provision purports to preclude Genentech minority shareholders from voting the entirety of their holdings either for or against a business combination with Roche stating that, “no PERSON ... or GROUP ... shall be entitled to cast more than 5% of the votes cast at such meeting .... ” (Emphasis added.) This blatant disenfranchisement of Genentech shareholders is a clear violation of 8 Del. C. § 212(a), and Genentech’s own by-laws, which state in Section 2.06(a) that “[u]nless otherwise provided in the certificate of incorporation and subject to Delaware law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder.”
     23. Second, the Affiliation Agreement arguably permits Roche to force a merger upon Genentech’s minority shareholders even if the Genentech minority shareholders do not approve the transaction, or no such shareholder vote is sought. Section 4.02(ii) states that: “in the event such a favorable vote is not obtained ... the value of the consideration to be received by the holders of Common Stock other than Roche and its affiliates in connection with such merger or sale shall be equal to or greater than the average of the means of the ranges of fair values for the Common Stock as determined by two Investment Banks.” (Emphasis added.) In violation of 8 Del. C. §§ 141(a) and 251, this provision impermissibly allows the merger price to be determined by two Investment Banks. This process does not satisfy Roche’s fiduciary duty to pay a fair price as determined by Delaware law and ignores the fiduciary duty of Genentech’s directors to insist on such a fair price.
     24. In addition to the onerous provisions of Article 4, the Affiliation Agreement provides restrictions against entering into a corporate transaction with a party other than Roche. Under Section 2.01 of the Affiliation Agreement, the approval of the Roche Designees is required for any of the following:
(a) the acquisition by the Company of any business or assets that would constitute a substantial portion of the business of assets of the Company, whether such acquisition be by merger or consolidation or the purchase of stock or assets or otherwise;
(b) the sale, lease, license, transfer or other disposal of all or a substantial portion of the business or assets of the Company other than in the ordinary course of business, other than any such sale, lease, license, transfer or other disposal which is subject to the other provisions hereof;
(c) the issuance of any Equity Securities or other capital stock of the Company, except for (i) issuances of shares of the Company’s Common Stock, or options, warrants or rights to acquire, or securities convertible into or exchangeable for, such Common Stock pursuant to any employee compensation plan that has been approved by Roche not exceeding 5% of the voting stock, (ii) issuances thereof upon the exercise, conversion or exchange of any outstanding Equity Securities or other capital stock; and (iii) other issuances thereof during any 24 month period not exceeding 5% of the voting stock of the Company outstanding at the beginning of such 24 month period; and
(d) the repurchase or redemption of any Equity Securities or other capital stock of the Company, other than redemptions required by the terms thereof and purchases made at fair market value in connection with any deferred compensation plan maintained by the Company.
     25. Furthermore, the Affiliation Agreement ensures that Roche will maintain its majority control of Genentech in perpetuity. According to the Affiliation Agreement, with respect to any issuance of the Company’s common stock in the future, the Company will repurchase a sufficient number of shares so that immediately after such issuance, the percentage of common stock owned by Roche will be no lower than 2% below the lowest number of shares of common stock owned by Roche since the July 1999 offering, divided by the number of shares of common stock outstanding at the time of the July 1999 offering, or the “Minimum Percentage.” According to the Affiliation Agreement, the Minimum Percentage is 57.7%. Roche currently owns approximately 55.8% of Genentech’s common stock.
     26. As Genentech stated in its 2008 Proxy, the Affiliation Agreement truly is “for the exclusive benefit of Roche[.]”
Roche’s Control over Genentech Through the Certificate and Bylaws
     27. Roche is entitled to representation on the Board proportional to its ownership interest in the Company’s common stock. While the Roche Designees currently constitute representation less than Roche’s proportional ownership interest in the Company’s common stock, Section 3.03 of the Company’s by-laws entitles Roche to force the Company to increase Roche’s Board representation until it equals Roche’s proportional ownership interest in the Company (rounded up to the next whole number) if that ownership interest exceeds 50%, which Roche’s does. Thus, Roche presently has the ability to force the Company to appoint directors designated by Roche as a majority of the Board.
     28. In addition to owning approximately 55% of the Company, and possessing the perpetual power to expand the Board in order to take control thereof, the by-laws require the Nominations Committee to have three members, two of which must be Roche Designees. Thus, Roche controls the very appointment process pursuant to which the purportedly independent members of the Board serve. Each and every Board member serves not at the discretion of the shareholders, as prescribed by Delaware law, but at the discretion of the Company’s domineering and controlling shareholder and the Roche Designees.
     29. According to the Restated Certificate, Sections 3.03(a) (Roche’s right to proportional Board representation), 3.04 (Board committee composition), and 3.05 (director nomination) of the Company’s bylaws “may only be altered, amended, repealed, or rescinded by the affirmative vote of holders of capital stock entitled to vote thereon representing more than 60% of the shares entitled to be voted thereon.” Thus, the bylaws that preserve Roche’s control over the composition of the Board and its committees cannot be altered without the consent of Roche.
     30. Article 8 of the Restated Certificate purports to give Roche and the directors, officers and employees it installs at Genentech a blank check to usurp corporate opportunities from the Company. Section 8.01 indicates that Article 8 was put into the Restated Certificate in anticipation that Genentech and Roche (defined in Section 8.05 to include Roche and its affiliates) “may engage in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunities.” It further states that:
...the provisions of this Article 8 are set forth to regulate, define and guide the conduct of certain affairs of the Corporation as they may involve Roche and its officers and directors, and the powers, rights, duties and liabilities of the Corporation and its officers, directors and stockholders in connection therewith.”
     31. Section 8.02 provides that unless Roche agrees otherwise in writing:
(i) Roche shall not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation; and
(ii) neither Roche nor any officer or director thereof shall be liable to the Corporation or its stockholders for breach of any fiduciary duty by reason of such activities of Roche or of such person’s participation therein.

It further provides that Roche shall not have any duty or any liability for breach of any fiduciary duty by reason of its pursuit of any corporate opportunity.
     32. Section 8.03 provides that if “a director, officer or employee of the Corporation who is also a director, officer or employee of Roche” directs “a potential transaction or matter that may be a corporate opportunity” to Roche, then “no such director, officer or employee shall be liable to the Corporation or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of the Corporation or the derivation of any improper personal benefit.” Article 8 never directly defines “corporate opportunity” or indicates whether acquisition of minority shares of Genentech would constitute a “corporate opportunity.”
     33. Article 9 of the Restated Certificate purports to eliminate virtually all liability to Genentech and its stockholders for breach of fiduciary duty by Roche and directors and officers thereof. Section 9.01 is an attempt to validate interested transactions with Roche even where there is no disinterested director or stockholder approval and even when the transaction is not entirely fair. That provision states:
No contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) between the Corporation and Roche shall be void or voidable solely for the reason that Roche is a party thereto, or solely because any directors or officers of the Corporation who are affiliated with Roche are present at or participate in the meeting of the Board of Directors or committee thereof which authorizes the contract, agreement, arrangement, transaction, amendment, modification or termination or solely because his or their votes are counted for such purpose, but any such contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) shall be governed by the provision of this Amended and Restated Certificate of Incorporation, the Corporation’s Bylaws, Delaware Law and other applicable law.

Section 9.02 states that dual directors of Genentech and Roche may be counted toward a quorum and the shares of Genentech stock owned by Roche may be counted toward a quorum as to “any contract, agreement, arrangement or transaction”.
     34. In further defiance of Delaware’s statutory and common law governing fiduciary duties in interested transactions, Section 9.03 provides:
Neither Roche nor any officer or director thereof shall be liable to the Corporation or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interest of the Corporation or the derivation of any improper personal benefit by reason of the fact that Roche or an officer or director thereof in good faith takes any action or exercises any rights or gives or withholds any consent in connection with any agreement or contract between Roche and the Corporation. No vote cast or other action taken by any person who is an officer, director or other representative of Roche, which vote is cast or action is taken by such person in his or her capacity as a director of the Corporation, shall constitute an action of or the exercise of a right by or a consent of Roche for the purpose of any such agreement or contract.
Section 9.05 defines “contract, agreement, arrangement or transaction with the Corporation” to include not only Genentech, but also any entity in which it owns 50% of the voting interests and any officer or director thereof.
     35. Article 9 conflicts with 8 Del. C. §§ 102(b)(7) and 144 and the Delaware common law fiduciary duty of directors and controlling stockholders. It also violates Section 6.03 of the Restated Certificate, which only permits elimination of liability of “directors” to the Corporation or its stockholders for “monetary damages” to the “extent permitted by Delaware law.”
Defendants’ Descriptions of the Affiliation Agreement and Restated Certificate
     36. The description of the Affiliation Agreement in Genentech’s July 19, 1999 Prospectus (the “Prospectus”) summarized Section 4.02 of the Agreement as follows:
Business Combinations with Roche

Roche has agreed that as a condition to any merger of Genentech with Roche or its affiliates or the sale of substantially all of our assets to Roche or its affiliates, that either

•	the merger or sale must be authorized by the favorable vote of a majority of the shares of common stock voting at any meeting not owned by Roche, provided that no person or group shall be entitled to cast more than 5% of the votes cast at the meeting; or

•	in the event such a favorable vote is not obtained the value of the consideration to be received by the holders of our common stock, other than Roche, shall be equal to or greater than the average of the means of the ranges of fair values for the common stock as determined by two investment banks of nationally recognized standing appointed by a committee of independent directors.
The Prospectus did not describe Section 4.05.
     37. The Prospectus contained the following summary of Articles 8 and 9 of the Restated Certificate:
Transactions with Roche
Our certificate of incorporation provides that no contract, agreement, arrangement or transaction between us and Roche or any related entity will be void or voidable solely because Roche is a party thereto or solely because any of our directors or officers who are affiliated with Roche are present at or vote with respect to the authorization of the contract, agreement, arrangement or transaction. Our certificate of incorporation also provides that Roche and the officers or directors of Roche will not be presumed liable to us or our stockholders for:
•	breach of any fiduciary duty or duty of loyalty,

•	failure to act in the best interests of Genentech, or

•	receipt of any improper personal benefit
simply because Roche or any director or officer of Roche, in good faith, takes any action, exercises any right or gives or withholds any consent with respect to any agreement or contract between Roche and Genentech.

Competition by Roche with Us; Corporate Opportunities
Our certificate of incorporation provides that Roche has no duty to refrain from engaging in the same or similar activities or lines of business as Genentech and that neither Roche nor any of its directors or officers will be liable to us or our stockholders for breach of any fiduciary duty due to any of these activities. If Roche learns of a potential matter that may be a corporate opportunity for both Roche and Genentech, Roche has no duty to communicate or offer this opportunity to us. In addition, Roche will not be liable to us or our stockholders for breach of any fiduciary duty if Roche pursues or acquires the corporate opportunity or does not communicate it to us.
If a director, officer or employee of Genentech who is also a director, officer or employee of Roche knows of a potential transaction or matter that may be a corporate opportunity both for Genentech and Roche, the director, officer or employee is entitled to offer the corporate opportunity to us or Roche as the director, officer or employee deems appropriate under the circumstances in his sole discretion, and no such director, officer or employee will be liable to us or our stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in our best interests or the derivation of any improper personal benefit by reason of the fact that:
•	such director, officer or employee offered such corporate opportunity to Roche (rather than to us) or did not communicate information regarding such corporate opportunity to us, or

•	Roche pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate the corporate opportunity to us.
While these provisions of our certificate of incorporation eliminate certain rights that might have been available to stockholders under Delaware law, the enforceability of such provisions has not been established under Delaware corporate law.
Thus, the Prospectus acknowledged that the provisions of Articles 8 and 9 may be unenforceable under Delaware law.

     38. Genentech’s March 12, 2008 Proxy Statement (the “Proxy Statement”) contains a summary of Genentech’s relationship with Roche, including a summary of Section 4.02 of the Affiliation Agreement which repeats the description in the Prospectus. It does not describe Section 4.05. The Proxy Statement indicates that the Restated Certificate restricts the repeal or amendment of certain bylaws relating to Roche, but contains no summary of or other reference to Articles 8 and 9 of the Restated Certificate.
Roche Uses its Position of Control to Pursue an Unfair Going-Private Plan
     39. On the morning of Monday, July 21, 2008, Roche announced its Going-Private Plan, a blatant abuse of Roche’s fiduciary position as the majority shareholder of Genentech, and self-serving scheme to acquire the approximately 44% of Genentech that it does not already own in exchange for $89.00 per share. The going-private price represents a paltry 8.8% premium over Genentech’s Friday, June 18 closing price of $81.82 per share, and substantially undervalues Genentech. Genentech has an incredibly strong product pipeline, recently released positive quarterly earnings and FY08 projections, and has substantially outperformed the S&P 500, Dow Jones, and NASDAQ over the past five years. There remains little doubt that the Going-Private Plan was timed by Roche to take advantage both of the Company’s strong financial position and future prospects and Roche’s ability to acquire the Company cheaply as a result of the coercive provisions of the Affiliation Agreement and Restated Certificate. On information and belief, Roche used confidential information of Genentech, including information from the Roche Designees, to formulate its Going-Private Plan.
     40. Roche’s haste in making public its Going-Private Plan is underscored by Roche’s unexplained July 20, 2008 announcement that its first-half results would be released on July 21, rather than July 24 as planned. Roche obviously felt the need to announce its first-half results before it launched its Going-Private Plan. Roche’s surprise announcement of its Going-Private Plan has already caused damage to Genentech by jeopardizing its retention of its scientists and management. The timing and manner of the announcement of Roche’s Going-Private Plan created a substantial risk that the Company’s most valuable assets — its senior scientists and executives — will leave the Company. As one analyst noted, Roche’s “opening low-ball gambit could backfire” and kill “one of the great entities in the industry’s history.”
     41. On July 14, 2008, one week before Roche’s surprise going-private announcement, Genentech published its 2Q08 earnings press release, which demonstrated the Company’s financial prosperity. Indeed, the Company’s 2Q08 financial results reflected a 9% increase in U.S. product sales over 2Q07 ($2.351b over $2.149b), 8% increase in GAAP operating revenue over the same period ($3.236b over $3.004), and 5% increase in GAAP net income over the same period ($782m over $747m). Genentech’s second-quarter profit rose 4.7%, and revenue increased 8% to $3.2 billion led by U.S. sales of Avastin. Avastin’s sales in the U.S. rose 15% in the second quarter to $650 million, about $7 million more than analysts had projected. Rituxan, a treatment for non-Hodgkin’s lymphoma and rheumatoid arthritis that Genentech markets with Biogen Idec Inc., generated $651 million, representing a 12% increase. Sales of Genentech’s Tarceva, which is used to treat lung and pancreatic cancers, gained 17% to $119 million. Furthermore, the Company revised upward its projected FY08 earnings to $3.40 to $3.50 per share from $3.35 to $3.45 per share. Unequivocally, Genentech’s stock is not recumbent, as Roche would have Genentech’s common shareholders believe. Genentech is poised for great success in the future, and Roche seeks to ensure that it keeps all that success for itself.
     42. Roche is seeking to acquire 100% of Genentech now before new data about Genentech’s premier product, Avastin is released later this year. Avastin was approved in 2004 for treatment of colon cancer and in 2006 for treatment of lung malignancies. Genentech has won clearance from U.S. regulators to market Avastin for the 3/4 of women who do not have a gene mutation raising their risk of invasive breast cancer. This added approval is expected to boost Avastin’s worldwide sales to $4 billion by 2011 from $2.3 billion in 2007. Moreover, Genentech is testing Avastin, which chokes blood flow to tumors, against 20 tumor types. Roche is trying to buy the minority shares of Genentech before the results from the trial are released in the fourth quarter of 2008 and the value of Genentech rises.
     43. On the same day that Roche blindsided Genentech with the coercive and entirely unfair Going-Private Plan, numerous financial analysts affirmed Genentech’s strong financial position, chastising Roche for undervaluing Genentech.
     44. In a July 21, 2008 analyst report by Rodman & Renshaw, LLC (“Rodman”), analysts noted that “[u]pon further review, the play stands as called: Roche offer is too cheap.” Rodman analysts performed a conservative estimate of the net present value (“NPV”) of Genentech’s drug pipeline, which after adding cash and subtracting debt, yielded a sum-of-the parts value of $95 per share for Genentech’s common stock. However, Rodman stressed that the “NPV analysis represents a conservative estimation of a company’s assets, and is not intended to be an analysis of the company as an ongoing enterprise. This later value can often be substantially higher than the NPV calculation.” (Emphasis added.) Rodman further noted that the 8.8% premium contained in the Offer is “low in comparison to the historical benchmark acquisitions in this space[,]” pointing out that even a 20% premium, which is at the lower end of the historical range, yields a value of $113 per share, $24 more than Roche plans to pay. Moreover, Rodman believes “the premium assigned to the Genentech franchise should be biased towards the higher end of the scale, based on the company’s prior performance and the premiere position in the oncology market.”
     45. Also on July 21, 2008, analysts at Thomas Weisel Partners (“Weisel”) stated that the Going-Private Plan “does not reflect the value of [Genentech’s] strong pipeline of Rituxan in MS, Lucentis in diabetic macular edema, and the likely growth of Avastin in the adjuvant setting as well as in breast, prostate and non-small cell lung cancers.” Weisel further noted its belief that the 8.8% premium represented by the going-private price is dissatisfying in light of recent 50-60% takeout premiums in the biotechnology sector.
     46. As analysts have observed, Roche is being opportunistic in the initiation and timing of its Going-Private Plan. Roche seeks to take advantage of the Swiss franc’s 10% gain against the dollar so far this year. Defendant Erich Hunziker, Roche’s Chief Financial Officer and a Genentech director, publicly conceded that Roche was seeking to acquire to Genentech minority now because the dollar is near a trough against the Swiss franc.
     47. The market promptly recognized that Roche’s $89 per-share going-private price greatly undervalued Genentech. On the day that the Going-Private Plan was announced, the Company’s common stock closed at $93.88 per share, and continued to trade above $93 per share.
Roche and the Individual Defendants Breach Their Fiduciary Duties
     48. Roche, the controlling shareholder of Genentech, has breached its fiduciary duties to the Company’s minority shareholders in the timing and initiation of its Going-Private Plan. Its surprise announcement has already threatened Genentech with the loss of senior scientists and executives. As the Company’s controlling shareholder, Roche has a fiduciary obligation to ensure that any acquisition of Genentech by Roche, and the negotiation thereof, is entirely fair.

However, Roche’s conduct, the provisions of the Affiliation Agreement and Restated Certificate, and Roche’s complete domination and control over the Board demonstrate only the complete lack of fairness of the Going-Private Plan, and preclude the Going-Private Plan from ever becoming entirely fair.
     49. Roche has already indicated it will not pay fair value for the Genentech minority shares. Roche’s Chief Executive Officer, Severin Schwan, has called the grossly inadequate $89 per-share price “fair and generous” and has said there is little room for negotiating. Schwan has admonished:
Don’t look at this as an acquisition. We are taking Genentech private. We’re taking it from control to control. This is a very generous premium also in perspective of the historic premiums which have been paid in similar situations.
Schwan and Roche Chairman, Franz Humer, have plainly indicated that Roche has no intention of paying a full premium based on the fair value of Genentech, but instead plans to rely on the lower premiums paid in transactions where a majority stockholder is cashing out the minority. Thus, Roche has conceded that it does not intend to pay the minority stockholders their proportionate share of a control premium for the entire Company, as Delaware law mandates, but instead intends to pay a lesser price because it already has control of Genentech. Moreover, Roche has conceded that it will rely on premiums in going-private transactions, which it believes are far lower than the premiums paid by acquirors who are not already the corporation’s controlling stockholder. Humer has further stated that “Genentech itself has no options” and that, therefore, Roche is sure an agreement will be reached.
     50. Roche has utilized its position of domination and control over Genentech to opportunistically undervalue Genentech in its Going-Private Plan. Roche has not only dealt itself a pair of aces, it has dealt Genentech’s minority shareholders an inferior hand, and has rigged the game to ensure that this inferior hand cannot be folded. If either the Board or Genentech’s minority shareholders reject the Going-Private Plan, Roche will threaten to cash out the minority shareholders at a price determined by the Investment Banks.
     51. Roche is pursuing its Going-Private Plan at a time when its own performance has deteriorated, and its need to absorb Genentech’s U.S. sales figures has never been greater. Roche’s Pharmaceuticals Division already derives approximately 28% of its sales from Genentech, according to Roche’s 2008 half-year results. Notwithstanding Genentech’s already strong influence on Roche’s financials, Roche’s 2008 mid-year sales deteriorated by more than $800 million over Roche’s 2007 figures, a drop of approximately 3.6%. Roche’s operating profit (-6%), free cash flow (-10%), net income (-2%), and EPS (-3%) all deteriorated as well at the 2008 midpoint as compared to 2007. Furthermore, Roche’s net cash and equity have decreased by approximately $3.2 billion and $4.3 billion, respectively, in the first six months of 2008. The acquisition of Genentech would boost Roche’s profits by $804 million in 2008, and Genentech’s tremendous forward-looking earnings could not come at a better time for Roche. Roche expects the acquisition of the Genentech minority shares to be accretive to Roche’s earnings per share in the first year after closing and that Genentech’s substantial free-cash flow will enable Roche to reduce its acquisition-related debt and finance the launch of Roche’s new products. Robbing Genentech’s minority shareholders of the Company’s profitability for the self-benefit of the Company’s controlling stockholder cannot be considered “entirely fair.”
     52. By acquiring the Genentech minority, Roche is seeking to improve its profit margins and increase its earnings per share at a time when its costs are rising fast. Roche has two new drugs in advanced development for diabetes and cholesterol, which will require costly clinical trials. If these new drugs are approved, marketing them will be expensive. Moreover,

Roche has already announced plans to increase research and development spending in 2008 by about 30%. Freezing out the Genentech minority will enable Roche to stop sharing profits from Genentech’s fast-growing cancer drugs.
CLASS ACTION ALLEGATIONS
     53. Plaintiff brings this action individually and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.
     54. This action is properly maintainable as a class action.
     55. The Class is so numerous that joinder of all members is impracticable. As of April 30, 2008, there were approximately 1.05 billion shares of Genentech common stock outstanding, 45% of which are publicly held. As of December 31, 2007, there were approximately 2,500 stockholders of record of Genentech stock.
     56. There are questions of law and fact which are common to the Class including, inter alia, the following:
(a) whether the Minority Vote Provision, the Banker Price Determination and Section 4.05 of the Affiliation Agreement are valid under Delaware law;
(b) whether Section 4.02 of the Affiliation Agreements gives Roche any right to effect a business combination with Genentech;
(c) whether defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class;
(d) whether Articles 8 and 9 of the Restated Certificate are valid and enforceable;

(e) whether Articles 8 and 9 of the Restated Certificate are applicable to the Roche’s acquisition of the minority shares of Genentech;
(f) whether Roche and the Roche Designees have breached their fiduciary duties; and
(g) whether the Class is entitled to declaratory relief, injunctive relief or damages.
     57. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     58. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     59. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.
COUNT I
Interpretation, Invalidity and Unenforceability of Sections
4.02 and 4.05 of the Affiliation Agreement
     60. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.

     61. Pursuant to 8 Del. C. §111, Plaintiff seeks an interpretation, application and enforcement of Section 4.02 and Section 4.05 of the Affiliation Agreement. Plaintiff seeks a declaration that Section 4.02 does not give Roche any contractual right to effect a business combination with Genentech by following either of the processes described in that section. Plaintiff seeks a further declaration that Section 4.02 does not limit Roche’s fiduciary duty.
     62. Section 4.02(i) of the Affiliation Agreement states that a business combination between Roche and Genentech may be approved by a majority of the votes cast at a meeting representing shares that are not owned by Roche. However, that Minority Vote Provision states that no person or group may cast more than 5% of the votes cast at such meeting. That portion of Section 4.02 is invalid because it conflicts with 8 Del. C. §212(a) and Genentech’s by-laws which provide that each stockholder shall be entitled to one vote for each share of stock unless the certificate of incorporation provides otherwise. The Restated Certificate does not contain any limitation on the voting rights of stockholders.
     63. Section 4.02(ii) of the Affiliation Agreement states that absent satisfaction of the Minority Vote Provision, the price in a merger between Roche and Genentech may be determined by two investment banks. This Banker Price Determination is invalid under 8 Del. C. §§ 141(a) and 251. Section 4.05 is invalid under 8 Del. C. §§ 141(a) and 251 to the extent it purports to restrict Genentech’s directors from exercising their fiduciary duties.
COUNT II
Inapplicability and Invalidity of Articles 8 and 9
     64. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.
     65. In pursuing the Going-Private Plan, Defendants have not acknowledged that the provisions of the Restated Certificate purporting to limit or eliminate Defendants’ fiduciary duties to Genentech and its stockholders and their liability for breach of such duties are inapplicable to the Going-Private Plan or invalid because they conflict with the Delaware General Corporation Law, Delaware’s common law of fiduciary duty and Section 6.03(a) of Article 6 of the Company’s Restated Certificate.
     66. Plaintiff seeks a declaration pursuant to 8 Del. C. § 111 that the provisions of Article 8 of the Restated Certificate do not apply to any acquisition of the publicly held minority shares of Genentech by Roche, including pursuant to the Roche’s Going-Private Plan. Based on the language and circumstances of Article 8, such an acquisition of the minority stock of Genentech does not constitute a corporate opportunity within the meaning of that article. Defendants failed to include any definition of corporate opportunity in the Restated Certificate or to indicate in their public disclosures that Roche’s acquisition of the minority shares of Genentech would be a corporate opportunity the article would insulate. Having failed to disclose that Article 8 would apply to such a transaction and induced investors to purchase Genentech shares, defendants are estopped from claiming Article 8 applies to Roche’s acquisition of the public shares of Genentech. Therefore, the purported limitation and elimination of fiduciary duties pursuant to that article are not applicable to any acquisition of any public shares of Genentech stock by Roche.
     67. In the alternative, plaintiff seeks a declaration that the purported limitation and elimination of fiduciary duties and liability for breach of fiduciary duties in Article 8 are invalid under the Delaware General Corporation Law, including 8 Del. C. §§ 102(b)(7) and 122(17), under Section 6.03 of Article 6 of the Company’s Restated Certificate and under the Delaware common law of fiduciary duty and Delaware public policy.

     68. Plaintiff seeks a declaration pursuant to 8 Del. C. § 111 that Article 9 does not validate the Going-Private Plan or other interested transactions because 8 Del. C. § 144 governs the interested transactions encompassed by Article 9.
     69. The provisions of Article 9 of the Restated Certificate are invalid under the Delaware General Corporation Law, including 8 Del. C. §§102(b)(7) and 144 and Article 6.03 of the Company’s Restated Certificate. Furthermore, the provisions of Article 9 purporting to limit and eliminate fiduciary duties and liability for breach of fiduciary duty are invalid because they violate Delaware’s common law of fiduciary duty and public policy underlying that duty.
     70. Pursuant to 8 Del. C. § 111, plaintiff seeks a declaration that Article 9 is invalid and unenforceable and inapplicable to Roche’s Going-Private Plan.
COUNT III
Breach of Fiduciary Duty Against Roche and the Roche Designees
     71. Plaintiff repeats the allegations above as if set forth at length herein.
     72. Roche and the Roche Designees have violated their fiduciary duties of good faith and loyalty owed to Genentech’s minority shareholders by utilizing material inside information in order to formulate the Going-Private Plan, which undervalues the Company and is not entirely fair and is coercive in light of Roche’s domination and control over Genentech, including through the Affiliation Agreement and the Restated Certificate.
     73. Given Roche’s status as a controlling, majority shareholder of Genentech, the Going-Private Plan is subject to the entire fairness standard. Defendants cannot bear their burden of proving that the Going-Private Plan is entirely fair to the minority shareholders of Genentech with respect to process and price. The process is already flawed because of Roche’s timing of the plan and its initiation of the plan in a manner that threatens Genentech. Because three directors are affiliated with Roche and a fourth director is an officer of Genentech, the Genentech board and management are not disinterested and independent. Indeed, under the Affiliation Agreement and by-laws, Roche has total control of who may serve on the Genentech board and control over committees of the board. The so-called Special Committee of Genentech directors (the “Special Committee”), purportedly formed to consider the Going-Private Plan and protect the rights of the minority shareholders, cannot operate independently or negotiate effectively with the Roche to protect the interests of the Company’s minority shareholders, particularly in light of § 4.02 and § 4.05 of the Affiliation Agreement and Articles 8 and 9 of the Restated Certificate.
     74. As a result of the actions by Roche and the Roche Designees, Plaintiff and the Class will suffer irreparable injury including, but not limited to, the unlawful deprivation of their valuable equity ownership in Genentech.
     75. Unless enjoined by the Court, Roche and the Roche Designees will continue to breach the fiduciary duties owed to Plaintiff and the Class including, but not limited to, coercing Plaintiff and the Class to acquiesce to the Going-Private Plan.
     76. Plaintiff has no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring that Sections 4.02 and 4.05 of the Affiliation Agreement are invalid and unenforceable and do not give Roche any right to effect a business combination with Genentech;

     C. Declaring that Articles 8 and 9 of the Restated Certificate are invalid and unenforceable and inapplicable to the acquisition of minority shares of Genentech by Roche;
     D. Declaring that Roche and the Roche Designees have breached their fiduciary duty;
     E. Awarding appropriate and injunctive relief with respect to any attempt by Roche to enforce the challenged provisions of the Affiliation Agreement and/or Restated Certificate;
     F. Awarding Plaintiff and the Class appropriate damages;
     G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     H. Granting such other and further relief as this Court may deem just and proper.

PRICKETT, JONES & ELLIOTT, P.A.
/s/ Michael Hanrahan
Michael Hanrahan (I.D. #941)
Paul A. Fioravanti, Jr. (I.D. #3808) 1310 N. King Street Wilmington, Delaware 19801 (302) 888-6500 Attorneys for Plaintiff

OF COUNSEL:
SCHIFFRIN BARROWAY
TOPAZ & KESSLER, LLP
Marc A. Topaz
Lee D. Rudy
Michael Wagner
James H. Miller
280 King of Prussia Road
Radnor, Pennsylvania 19087
(610) 667-7706
DATED: July 29, 2008

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